June 2, 2015

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549
Re:	MacKenzie Realty Capital, Inc. (the “Fund”)
Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendments to Form N-2 filed under form type POS 8C
File Numbers 333-181853

To the Commission:

On behalf of the Fund, we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of two inadvertent EDGAR filing submission errors. On May 19, 2015, the Fund filed with the SEC via EDGAR two Post-Effective Amendments to Form N-2 (File No. 333-181853) under form type POS 8C (accession numbers 0001550913-15-000035 and 0001550913-15-000036). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby withdraws each such POS 8C filing. The Fund refiled the prospectus and prospectus supplement under forms type 497 on May 19, 2015.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (925) 235-1006.

Sincerely,

/s/ Chip Patterson

Chip Patterson